[Hovde Securities LLC Letterhead]

November 10, 2004

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Division of Corporation Finance

Mr. William Friar

Ms. Kathryn McHale

Re:	Royal Financial, Inc.

Registration Statement on Form SB-2 (Registration No. 333-119138)

Request for Acceleration of Effectiveness

Dear Mr. Friar and Ms. McHale:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, Hovde Securities LLC hereby joins Royal Financial, Inc. in requesting that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern time, on November 12, 2004, or as soon thereafter as practicable.

Sincerely,

Hovde Securities LLC

By:	/s/ Stephen E. Nelson
Stephen E. Nelson Principal